BlackRock FundsSM (the "Registrant"):  BlackRock Advantage
International Fund (the "Fund")
77D
Policies with respect to security investments
Attached please find as an exhibit to Sub-Item 77D of Form N-
SAR, a description of changes to the Fund's investment strategies approved by the Registrant's Board of Trustees on March 23, 2017.


BlackRock FundsSM:  BlackRock Advantage International Fund 77D

Policies with respect to security investments
On March 23, 2017, the Board of Trustees (the "Board") of
BlackRock FundsSM (the "Trust") approved certain changes to the investment strategies of BlackRock Global Opportunities
Portfolio, a series of the Trust. The Board also approved a change in the name of BlackRock Global Opportunities Portfolio to "BlackRock Advantage International Fund" (the "Fund"). In addition, Fund management determined to make certain changes to the benchmark index against which the Fund measures its performance.
The MSCI EAFE Index(r) (the "MSCI EAFE Index") is the new benchmark against which the Fund measures its performance.
Under the new investment strategies, under normal circumstances, the Fund seeks to invest at least 80% of its net assets plus the amount of any borrowings for investment purposes in non-U.S.
equity securities and equity-like instruments of companies that are components of, or have characteristics similar to, the companies included in the MSCI EAFE Index and derivatives that are tied economically to securities of the MSCI EAFE Index. The MSCI EAFE Index is a capitalization-weighted index from a broad range of industries chosen for market size, liquidity and industry group representation. Equity securities include common stock, preferred stock and convertible securities. The Fund primarily seeks to buy common stock and may also invest in preferred stock and convertible securities.

From time to time, the Fund may invest in shares of companies through "new issues" or initial public offerings ("IPOs"). The Fund will invest in securities of non-U.S. issuers that can be U.S. dollar based or non-U.S. dollar based on a hedged or unhedged basis. The Fund may enter into currency transactions on a hedged or unhedged basis in order to seek total return.

The Fund may use derivatives, including options, futures, swaps, forward contracts and contracts for difference, both to seek to increase the return of the Fund and to hedge (or protect) the value of its assets against adverse movements in currency exchange rates, interest rates and movements in the securities markets. In order to manage cash flows into or out of the Fund effectively, the Fund may buy and sell financial futures contracts or options on such contracts. Derivatives are financial instruments whose value is derived from another security, a currency or an index, including but not limited to the MSCI EAFE Index. The use of options, futures, swaps, forward contracts and contracts for difference can be effective in protecting or enhancing the value of the Fund's assets.
The Fund may seek to provide exposure to the investment returns of real assets that trade in the commodity markets through investment in commodity-linked derivative instruments and investment vehicles such as exchange-traded funds that invest exclusively in commodities and are designed to provide this exposure without direct investment in physical commodities
These changes to the investment strategies of the Fund and the name change and benchmark change became effective June 12, 2017.